Exhibit 99.1

Theratechnologies to Announce Fourth Quarter and Full Year 2023 Financial

Results and Provide Business Update

MONTREAL, February 6, 2024 (GLOBE NEWSWIRE) -- Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced the Company will report financial results and provide a business update for its fourth quarter and full year fiscal 2023 ended November 30, on Wednesday, February 21, 2024, at 8:30 a.m. EDT.

Theratechnologies will also provide further information on the Complete Response Letter issued by the U.S. Food and Drug Administration in response to the Company’s supplemental Biologics License Application for the F8 formulation of tesamorelin.

The call will be hosted by Mr. Paul Lévesque, President and Chief Executive Officer. Mr. Lévesque will be joined by other members of the management team, including Senior Vice President and Chief Financial Officer, Mr. Philippe Dubuc, Senior Vice President and Chief Medical Officer, Dr. Christian Marsolais and Global Commercial Officer, Mr. John Leasure, who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION
Conference Call Date	February 21, 2024
Conference Call Time	8:30 a.m. EDT
Webcast link	https://edge.media-server.com/mmc/p/6fyph854
Dial in	1-888-317-6003 (toll free) or 1-412-317-6061 (international)
Access Code	0664356
CONFERENCE CALL REPLAY
Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)
International Toll	1-412-317-0088
Replay Access Code	3842515
Replay End Date	February 28, 2024
To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Contacts:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608